For immediate release on Friday, December 4, 1998


                          HOLLINGER INC. (Canada)

                    HOLLINGER INTERNATIONAL INC. (U.S.)

                               PRESS RELEASE

          Toronto, December 4, 1998-Hollinger International Inc.
(NYSE:HLR), which is a U.S. subsidiary of Hollinger Inc. (TSE, MSE, VSE:HLG.C; Nasdaq:HLGCF) has issued the following announcement in New York, NY, today:

          "Hollinger International Announces Sale of 45 Community
                            Newspapers to CNHI"

     "Hollinger International Inc. (NYSE:HLR) today announced it has reached agreement in principle (subject to standard due diligence) to sell 45 of its U.S. newspapers properties to Community Newspaper Holdings, Inc. (CNHI) of Birmingham, Alabama for approximately $475 million. In addition, Hollinger announced its intent to acquire the daily newspaper in Effingham, IL from CNHI as part of this transaction.

     The properties in the proposed transaction are part of Hollinger's Community Newspaper Division (American Publishing Co.) and are spread across the U.S. in small market clusters and include 28 daily newspapers. The properties are located in 14 states with the largest clusters in Texas, Oklahoma and Alabama.

     Mr. F. David Radler, Deputy Chairman, President and C.O.O. of Hollinger said, "This sale represents the very best opportunity for Hollinger to realize the maximum value for the newspapers and to show an excellent return on our original investment and the work we have put into these papers over the years. This sale will also allow Hollinger to concentrate on our larger properties in North America."

     Mr. Ralph J. Martin, President and C.E.O. of Community Newspaper Holdings, Inc. said, "We are extremely excited about the acquisition opportunity this transaction presents. These are excellent community newspapers that fit extremely well with CNHI's existing newspaper holdings. Adding newspapers of this quality to CNHI's family is a great step in the continuing evolution of CNHI."

     The proposed sale has received the approval of the Board of Directors of Hollinger. The sale is expected to close early in 1999. No other terms were disclosed.


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     CNHI owns and operates more than 130 daily and weekly publications in
     20 states.

     Hollinger International, Inc., through subsidiaries and affiliated companies, is a leading publisher of English language newspapers in the United States, the United Kingdom, Canada and Israel. Included among its paid daily newspapers are the Chicago Sun-Times, The Daily Telegraph, The Jerusalem Post and the National Post (Canada)."

          Hollinger Inc. is a Canadian-based international newspaper company which, through its subsidiaries is engaged primarily in the publishing, printing and distribution of newspapers and magazines in the United States, Canada, the United Kingdom and Israel.

For further information:

Todd A. Vogt
Executive Vice-President
Community Newspaper Division
Hollinger International Inc.
(312) 321-3048